Pernod Ricard

DF/Lettres2005/278.2005

82-3361


05009534

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

30th of June 2005

<u>For the attention of Mrs Felicia KUNG</u>

SUPPL

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,



Antoine PERNOD



Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943


Pernod Ricard

PRESS RELEASE

Paris, France **30 June 2005**

Extraordinary General Meeting:

Shareholders approve the issue of Pernod Ricard shares within the framework of the offer to acquire Allied Domecq

The Extraordinary General Meeting of shareholders of Pernod Ricard, meeting today under the chairmanship of Patrick Ricard at the CNIT in La Défense, Paris, has granted the Board of Directors conditional authorisation to increase the share capital of the Group thereby enabling the acquisition of the Allied Domecq company.

The acquisition is to be effected by way of a Scheme of Arrangement, a procedure under English law which, if approved by the Allied Domecq shareholders, guarantees the transfer of 100% of the shares of the acquired company.

Subject to the sole condition of the Scheme of Arrangement becoming effective, the share capital of Pernod Ricard will be increased by a maximum € 54,870,000 through the issue of a maximum of 17,700,000 Pernod Ricard shares.

Within this framework, Allied Domecq shareholders will receive 545 pence in cash and 0.0158 new Pernod Ricard shares for each Allied Domecq share.

The acquisition is subject to the approval of:
- the US and Canadian competition authorities, and
- the Meeting of shareholders of Allied Domecq before the High Court of Justice in England and Wales and the Extraordinary General Meeting of shareholders of Allied Domecq, which will both be held on Monday, 4 July 2005.

Commenting on these developments, Patrick Ricard has issued the following statement: *"I am pleased with the confidence expressed by our shareholders, who, in giving their approval to the increase in share capital of Pernod Ricard, will thus enable us to achieve this friendly takeover of Allied Domecq. This major acquisition will make Pernod Ricard the world's second largest Wine and Spirits Group."*

For more information, please contact:

Francisco de la VEGA	**Patrick de BORREDON**	**Florence TARON**
Communications VP	Investor Relations VP	Press Relations Manager
Tel: +33 (0)1 41 00 40 96	Tel: +33 (0)1 41 00 41 71	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

HEAD OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED LIABILITY COMPANY (SOCIETE ANOMYME) WITH A SHARE CAPITAL OF € 218,500,651.10
TEL: 33 (0)1 41 00 40 95 – FAX: 33 (0)1 41 00 40 85 – R.C.S. PARIS B 582 041 943